Filed by AlphaSmart, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: AlphaSmart, Inc.

Commission File No.: 333-122993

This filing relates to the Agreement and Plan of Merger and Reorganization, dated January 24, 2005, and as amended on April 20, 2005, by and among, Renaissance Learning, Inc., RLI Acquisition Corp. Inc., RLI Acquisition Sub, LLC and AlphaSmart, Inc. The following is a copy of a notice sent to employee option holders of AlphaSmart, Inc. on May 27, 2005.

ALPHASMART, INC.

Option Acceleration Notice (“Notice”)

May 27, 2005

Dear Option Holder:

As you may know, AlphaSmart, Inc. (the “AlphaSmart”) has entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), with Renaissance Learning, Inc. (“Renaissance”), RLI Acquisition Corp., Inc., a wholly owned subsidiary of Renaissance (“Merger Sub”), and RLI Acquisition Sub, LLC, a wholly owned subsidiary of Renaissance (the “LLC”), whereby Merger Sub will merge with and into AlphaSmart (the “Step One Merger”) and immediately thereafter for AlphaSmart, as the surviving corporation of the Step One Merger (the “Interim Surviving Corporation”), to merge with and into the LLC (the “Step Two Merger,” and together with the Step One Merger, the “Mergers”), with the LLC being the ultimate surviving entity in the Mergers and a wholly owned subsidiary of Renaissance (the “Surviving Company”). The Mergers are described in detail in the proxy statement/prospectus set forth in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission by Renaissance on February 25, 2005, as amended on April 13, 2005, May 3, 2005, and May 25, 2005 (File No. 333-122993). We encourage you to read the proxy statement/prospectus which is available on the Securities and Exchange Commission’s website (www.sec.gov) and includes a copy of the Merger Agreement as Appendix A thereto.

We would like to thank you for your efforts in helping to build a successful company and we hope to continue that success into the future.

We also want to take a moment to inform you how your options to purchase shares of AlphaSmart’s common stock (the “Options”) under AlphaSmart’s 1998 Stock Option Plan and/or AlphaSmart’s 2003 Stock Plan (collectively, the “Option Plans”) are being treated in connection with the Mergers. This letter shall serve as notice of the Mergers as may be required by your Option(s). We ask that you please complete and sign this letter and return it to accept and acknowledge the treatment of your Options in connection with the Mergers.

Please be aware that Renaissance will neither assume nor substitute Renaissance options for your currently outstanding Options in connection with the Mergers. Therefore, under the terms of or as permitted by the Merger Agreement and the Option Plans, AlphaSmart’s Board of Directors has accelerated the vesting of all the shares subject to your Options, whether or not currently vested or exercisable, such that all shares subject to your Options will be fully vested and exercisable fifteen (15) days prior to the expected closing date of the Mergers (the “Effective Time”). The Mergers are currently expected to close on June 27, 2005. As such, the Options will accelerate and become vested in full on June 12, 2005.

As described more fully below, if you do not exercise your Options prior to the Mergers, your Options will be cancelled and cashed out to the extent that the merger consideration of $3.75 per share exceeds the per share exercise price of your Options. If the per share exercise price of your Options is equal to or greater than $3.75, your Options will be cancelled effective on the date of the Mergers, and you will not receive any payment therefor.

You have two alternatives with respect to your Options, described in greater detail below. First, to the extent you do not exercise your Options, they will be automatically “cashed-out,” as described in Alternative 1, if the per share consideration of $3.75 is greater than the per share exercise price of your Options. If the per share exercise price is equal to or greater than $3.75, you will not receive a cash payment. Second, as described in Alternative 2, you may elect to exercise your Options prior to the date of the Mergers. In all events, your Options will terminate either upon exercise or as of the date of the Mergers. Any descriptions contained in this Notice regarding how payments received under either of the Alternatives will be characterized for tax purposes are provided solely for general information purposes and do not constitute tax advice. Please consult your own tax advisor as to the specific tax implications to you of the two alternatives discussed below, including the applicability and effect of federal, state, local and foreign tax laws.

ALTERNATIVE 1 – CASH-OUT.

If you do not exercise your Options prior to the closing of the Mergers, you will receive a cash payment on a pro-rata basis with the holders of outstanding shares of common stock of AlphaSmart to the extent $3.75 exceeds your per share exercise price (the “Cash-Out”). Any such payment will be reduced by any applicable withholding taxes. Under this alternative, you do not need to exercise your Options or otherwise pay the exercise price associated with your Options. If the per share exercise price of your Options equals or exceeds $3.75, you will not receive a cash payment. In either event, your Options will terminate on the date of the Mergers.

In such event, you will recognize ordinary income in the amount of your aggregate Cash-Out at the time that such cash is paid to you, regardless of whether your Options are incentive stock options or nonstatutory stock options. Such income will constitute wages and will therefore be subject to the collection of applicable federal and state income and employment withholding taxes.

For example, assume you have 100 Options with an exercise price of $0.50 per share. Based on the assumptions below, you would receive a Cash-Out payment of approximately $3.25 per share (less applicable tax withholding). The per share Cash-Out payment is calculated as the difference between the per share payment to holders of common stock who have made a cash election under the Merger Agreement ($3.75 per share of AlphaSmart common stock) minus the $0.50 exercise price of each Option share, which equals $3.25. The per share Cash-Out payment of $3.25 is then multiplied by the number of shares subject to the Options you hold, which in this example is 100, for a total of approximately $325.00, less applicable withholding. Please note that these examples are for demonstration purposes only.

ALTERNATIVE 2 – OPTION EXERCISE.

You may exercise your Options by executing an election notice and paying the exercise price set forth in your Option agreement(s), in which case you will become the owner of the purchased shares of common stock immediately prior to the closing of the Mergers and you will receive the consideration payable in the Mergers with respect to such common stock as provided for in the Merger Agreement. Of course this means that you may elect to receive cash, Renaissance common stock, or a combination thereof as detailed in the Merger Agreement. You can pay the exercise price by check payable to AlphaSmart.

You may also irrevocably exercise your Options through (i) a broker-assisted exercise for cash, or (ii) a broker-assisted “sell to cover” exercise. In a broker-assisted exercise for cash, you would irrevocably exercise your Options through a broker pre-sale of the underlying shares of common stock in the public market on the date that notice of Option exercise is given by you, in exchange for an amount of cash, net of the Option exercise price, tax withholding and commissions. In such event, you would not receive any further consideration in connection with the Mergers. A broker-assisted sell to cover exercise works in exactly the same manner, but instead of receiving cash, you would sell sufficient shares to fund the Option exercise price, tax withholding and commissions, and retain the remainder of the shares of common stock subject to your Options. You would then become the owner of the remaining shares of common stock immediately prior to the closing of the Mergers and you will receive the consideration payable in the Mergers with respect to such common stock as provided for in the Merger Agreement, based upon your election. You may contact E*Trade Financial Services at 800-387-2331 or log into your personal E*Trade account in connection with a broker-assisted exercise. Please note that broker assisted exercises are dependent on there being sufficient trading volume for AlphaSmart common stock at the time of exercise. There can no assurances that there will be sufficient trading volume and you may be unable to realize the economic benefit of your Options. Also, AlphaSmart strongly encourages you to consult your own financial and tax advisors as to the specific implications to you of the exercise alternatives discussed above, including the applicability and effect of federal, state, local and foreign tax laws.

INCENTIVE STOCK OPTIONS

To the extent the Options you exercise are incentive stock options and you elect to receive cash in the Mergers, your receipt of such cash consideration will be a disqualifying disposition of the shares underlying the incentive stock option. Upon the disqualifying disposition, you will recognize ordinary income equal to the excess, if any, of the lesser of (i) the fair market value of the shares of common stock at the time you exercise the incentive stock option less the aggregate exercise price you pay for those shares or (ii) the amount you realize for the shares of the common stock disposed of in the Mergers less the aggregate exercise price you pay for those shares. Such income will constitute wages, taxable at ordinary income rates, but will not be subject to collection of applicable federal and state income and employment withholding taxes. Any additional gain or loss will be short-term capital gain or loss (assuming you hold such shares as a capital asset).

For example, suppose you exercise an incentive stock option with an exercise price of $0.50 per share and suppose that the fair market value of the common stock on the date of exercise is $3.60 per share. The disposition of the shares you received upon exercise in exchange for the cash merger consideration ($3.75 per share of AlphaSmart common stock) would trigger a taxable disqualifying disposition. Based on the assumptions above, you would realize approximately $3.10 per share in ordinary income as a result of the transaction. The ordinary income is calculated as the lesser of (i) the $3.60 fair market value of the common stock on the exercise date, minus your $0.50 exercise price and (ii) the “amount realized” on the disposition, which would be $3.25 per share (the difference between $3.75 merger consideration received and your exercise price of $0.50). In addition, you will have a short-term capital gain of $0.15 per share (the difference between $3.75 per share of merger consideration and your basis of $3.60 per share). To the extent that you have net short-term capital gains, those gains are subject to tax at the same federal income tax rate as ordinary income. Please note that these examples are for demonstration purposes only, and do not take into account the potential adjustments to be made pursuant to the Merger Agreement.

As a result, you may consider exercising your Options by paying cash to AlphaSmart and then making a stock election. In such case, you will receive that number of shares of Renaissance common stock for each share of AlphaSmart common stock you hold as is determined by dividing $3.75 by the volume weighted average price per share of Renaissance common stock for the ten (10) consecutive trading days in which such shares were traded on the Nasdaq National Market System ending on the third day trading day prior to, but not including, the date of the special meeting of the stockholders called to consider approval of the Mergers. This assumes no adjustments are made to the merger consideration received for your stock election shares (For more information, please see the proxy statement/prospectus filed by Renaissance and available on the Securities and Exchange Commission’s website (www.sec.gov)). The receipt of Renaissance common stock in exchange for your shares of AlphaSmart common stock, will not be a disqualifying disposition and you may preserve the ISO treatment of such shares. The difference between the fair market value of the shares subject to the Option on the date of exercise over the purchase price will be an adjustment item for alternative minimum tax (“AMT”) purposes. The AMT consequences of exercising an incentive stock option are complicated and differ greatly among taxpayers depending on the individual situation. Accordingly, we strongly encourage you to seek the advice or assistance of your own financial and tax advisor as to the AMT, or other, tax consequences associated with exercising your Option and further disposition of the shares issued upon exercise.

In the event that you make a broker-assisted “sell to cover” exercise, as described above, and then make a stock election in the Mergers, you will be able to preserve the ISO treatment with respect to the shares of Renaissance shares of common stock you receive in connection with the Mergers, however, the cash proceeds you received to pay the exercise price of your Options will be treated as ordinary income.

For example, suppose you exercise an incentive stock option to purchase 100 shares with an exercise price of $0.50 per share and suppose that AlphaSmart common stock is trading at the time of exercise at a price of $3.60 per share. You would recognize $3.10 per share of ordinary income with respect to the shares you exercised and sold to cover your exercise price. Such income will constitute wages but will not be subject to collection of applicable federal and state income and employment withholding taxes. The exchange of the remaining shares that you exercised and held to exchange for Renaissance common stock in the Mergers will be treated as a tax-free exchange of shares. Please note that these examples are for demonstration purposes only, and do not take into account the potential adjustments to be made pursuant to the Merger Agreement. Also, AlphaSmart strongly encourages you to consult your own financial and tax advisors as to the specific implications to you of the exercise alternatives discussed above, including the applicability and effect of federal, state, local and foreign tax laws.

NONSTATUTORY STOCK OPTIONS

To the extent you exercise nonstatutory stock options in the Mergers, you will recognize ordinary income equal to the excess, if any, of (i) the fair market value of those shares of AlphaSmart common stock at the time of exercise over (ii) the aggregate exercise price paid for those shares. If you are an employee, such income will constitute wages subject to payment of applicable federal and state income and employment withholding taxes. Any additional gain or loss will be capital gain or loss.

For example, suppose you exercise a nonstatutory stock option with an exercise price of $0.50 per share on a day when the fair market value of the common stock is $3.60 per share, and then you dispose of the shares (held as a capital asset) in exchange for the cash merger consideration. In this case, for each share exercised you would have ordinary income of approximately $3.10 per share (less tax withholding), calculated as the difference between the fair market value of $3.60 per share on the exercise date minus the exercise price of $0.50 per share. You will have a short-term capital gain of $0.15 per share (the difference between $3.75 per share of merger consideration and your basis of $3.60 per share). To the extent that you have net-short term capital gains, those gains are subject to tax at the same federal income tax rate as ordinary income. Please note that these examples are for demonstration purposes only, and do not take into account the potential positive or negative adjustments to be made pursuant to the Merger Agreement.

For a further discussion of the federal tax implications of the Mergers, we direct your attention to the proxy statement/prospectus filed by Renaissance (available on the Securities and Exchange Commission’s website (www.sec.gov)) and specifically the section entitled “The Merger Agreement—Material United States Federal Income Tax Consequences of the Mergers.”

If you wish to exercise your Options, please complete the exercise notice attached to your Option agreement(s) and return your payment, in the appropriate amount, prior to the closing of the Mergers. If this document, the exercise notice and your payment are not received by such date, your Options will be automatically cashed out and then terminated as described in Alternative 1. We still require that you complete and sign this Notice and return it to acknowledge the treatment of your Options in connection with the Mergers.

Please also note that the required material must be received no later than the close of business on June 24, 2005. If you have any questions, please contact me.

In exchange for the treatment of your Options as described above, you hereby irrevocably release, acquit and forever discharge AlphaSmart, Renaissance Learning, Inc., RLI Acquisition Corp, Inc., and RLI Acquisition Sub, LLC, and their successors and assigns, of and from any and all claims, liabilities or causes of action of any kind or nature whatsoever, arising out of or in any way related to your Options or the Option Plans.

Sincerely, ALPHASMART, INC.

Ketan D. Kothari Chief Executive Officer

AGREED AND ACCEPTED:

Signed:

Print Name:

Date (AlphaSmart to complete):

Additional Information and Where to Find It

Renaissance Learning, Inc. filed a registration statement on Form S-4, which included a proxy statement/prospectus and other relevant materials in connection with the proposed merger transaction involving AlphaSmart, Inc. and Renaissance Learning, Inc. with the Securities and Exchange Commission (SEC) on February 25, 2005, as amended on April 13, 2005, May 3, 2005, and May 25, 2005 (File No. 333-122993). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS FILING BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AlphaSmart at AlphaSmart’s website at www.alphasmart.com or by contacting AlphaSmart investor relations at IR@alphasmart.com or via telephone at 408-355-1029. Investors and security holders may obtain free copies of the documents filed with the SEC by Renaissance Learning by directing such requests to Renaissance Learning, Inc., Attention: Corporate Secretary, 2911 Peach Street, P.O. Box 8036, Wisconsin Rapids, Wisconsin 54995 or via telephone at 715-424-3636.